EXHIBIT 99.1

Inventiva reports 2024 First Quarter Financial Information1 and provides a corporate update

  Cash and cash equivalents at €11.0 million, short-term2 deposits at €0.1million, and long-term deposit at €19.1 million3 as of March 31, 2024, compared to €26.9 million, €0.01 million and €9.0 million as of December 31, 2023, respectively.
  The fourth scheduled DMC meeting recommended to continue the NATiV3 Phase III clinical trial without modification of the current protocol, based on the pre-planned review of interim safety data of more than 900 patients randomized in the main and exploratory cohorts.
  280 sites in 15 countries have restarted screening patients in NATiV3 Phase III clinical trial.
  First visit of the last patient of NATiV3 Phase III clinical trial with lanifibranor is targeted for first half of 2024.

Daix (France), Long Island City (New York, United States), May 21, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today reported financial information for the first quarter of 2024, including its cash, cash equivalents and revenues, and provided a corporate update.

Key Financial Results

Cash, cash equivalents and deposits

As of March 31, 2024, the Company’s cash and cash equivalents amounted to €11.0 million, short-term deposits to 0.1 million, and long-term deposit to €19.0 million2, compared to €26.9 million, €0.01 million and €9.0 million as of December 31, 2023, respectively.

Net cash used in operating activities amounted to (€29.4) million in the first quarter of 2024, compared to (€20.4) million for the same period in 2023. R&D expenses for the first quarter of 2024 were up 82% compared to the first quarter of 2023. This increase is in line with the clinical development activities planned for 2024 and driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in MASH/NASH, and, to a lesser extent, with the completion of the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and type 2 diabetes (“T2D”).

Net cash used in investing activities for the first quarter of 2024 amounted to (€10.3) million, compared to (€8.4) million in the first quarter of 2023. The change is mostly due to the change in deposits between both periods.

Net cash generated in financing activities for the first quarter of 2024 amounted to €23.7 million, compared to (€1.2) million in the first quarter of 2023. The change is due to the second tranche of €25 million drawn in January 2024 under the unsecured loan agreement granted by the European Investment Bank (“EIB”). As a condition to the drawdown, the Company issued 3,144,654 warrants to EIB.

Over the first quarter of 2024, the Company recorded a positive exchange rate effect on cash and cash equivalents of €0.1 million, compared to a negative effect of (€0.5) million for the first quarter of 2023, due to the evolution of EUR/USD exchange rate.

Considering its current cost structure and forecasted expenditures, the Company estimates that its cash, cash equivalents and deposits2,3 should allow the Company to fund its operations as currently planned until the beginning of the third quarter of 20244. Therefore, it indicates that a material uncertainty exists on the Company’s ability to continue as a going concern. The Company is actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options with potential counterparties and its financial advisors.

Revenues

The Company did not recognize revenues for the first quarter of 2024, in line with the first quarter of 2023.

Main areas of progress in the R&D portfolio and corporate update

  On March 28, 2024, the Company announced the nomination to its Board of Directors of Andre Turenne, President and CEO of the Boston-based biotech Matchpoint Therapeutics, and Advisor to Atlas Venture since 2021. Mr. Turenne’s appointment will be submitted to the Company’s shareholders for ratification at the next general shareholder meeting.
  On May 13, 2024, the Company announced the publication of additional results from its NATIVE Phase II clinical trial, which demonstrated improvement of markers of cardiometabolic health in patients with MASH/NASH treated with lanifibranor, regardless of the patients’ diabetes and obesity status or weight change during treatment.
  On May 16, 2024, the Company announced that following the fourth scheduled meeting, the DMC recommended the NATiV3 Phase III clinical trial continue without modification of the current protocol. This recommendation was based on the pre-planned review of interim safety data of more than 900 patients randomized in the main and exploratory cohorts.
  To date 280 sites in 15 countries have resumed screening and randomization of new patients in the NATiV3 Phase III clinical trial, following the implementation of the additional screening criteria, previously disclosed, recommended by the DMC in response to the SUSAR.

Anticipated potential key milestones

  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in MASH/NASH - targeted for the first half of 2024.

Upcoming investor conference participation

  Portzamparc mid and small caps conference – June 11-12 - Paris
  Stifel European Healthcare Summit - June 25-27 - Lyon
  Canaccord Genuity's 44th Annual Growth Conference - August 13-15 - Boston
  H.C. Wainwright 26th Annual Global Investment Conference - September 9-11 - New York
  7th edition of Forum Lyon Pôle Bourse – September 24 – Lyon
  KBC Securities life sciences conference - September 26 - Brussels
  Guggenheim Global Healthcare Conference - November 11-13 - Boston

Upcoming scientific conferences

  The EASL International Liver CongressTM – June 5-8 – Milan, Italy

Next financial results publication

  Financial results, cash, cash equivalents, deposits and revenues, for the first half of 2024: Wednesday, July 31, 2024 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, unaudited financial results for Inventiva’s three months ended March 31, 2024, forecasts and estimates with respect to Inventiva’s cash resources, including expectations and assumptions in connection with Inventiva’s estimated cash runway, Inventiva’s review of potential financing and strategic options, their outcome and likelihood of success, pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH/NASH, the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes and the study with lanifibranor in patients with MAFLD/NAFLD and T2D, and the results and timing thereof, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits, including reduction in HbA1c, reduction in several markers of liver injury, markers of glucose, lipid metabolism, hepatic steatosis and markers of cardiometabolic health and cardiovascular risk, of Inventiva’s product candidates, including lanifibranor alone and in combination with empagliflozin, potential regulatory submissions and approvals, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva, the results of the review of potential financing or strategic transactions, if any, including any potential transaction, or receipt of additional funds, and future access to the two-year short-term deposit, forecasts and estimates with respect to the annual general meeting of shareholders, including with respect to the appointment of Mr. Turenne. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva’s and its partners’ clinical trials may not support Inventiva’s and its partners’ product candidate claims, Inventiva’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials,  Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva’s and its partners’ control, Inventiva’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. The review of potential financial and strategic options may not result in any particular action or transaction being pursued, entered into or consummated, and there is no assurance as to the timing, sequence or outcome of any action or transaction or series of actions or transactions. If Inventiva is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its financial statements, and it is likely that investors will lose all or part of their investment. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024 for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.

2 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position and are considered by the Company as liquid and easily available.

3 The long-term deposit has a two year-term, is accessible prior to the expiration of the term with a notice period of 31 days and is considered as liquid by the Company.

4 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR - Q1 2024 CA Cash - EN - 05 21 2024 (https://ml-eu.globenewswire.com/Resource/Download/b731cff4-4cce-48a2-aa0c-7c7d8de0eee6)